VIA EDGAR & FASCIMILE (703) 813 6967

Ms Melissa Raminpour

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C.20549

United States

RE:	Rediff.Com India Limited

Form 20-F for the fiscal year ended March 31, 2014

Filed August 15, 2014

File No. 000-30735

Dear Ms Raminpour,

This is in response to the Staff's comment letter dated March 12, 2015, relating to the annual report on Form 20-F of Rediff.Com India Limited (referred to as "the Company" or “Rediff”) for the fiscal year ended March 31, 2014 (referred to as the "2014 Form 20-F”).

We will submit a copy of this letter as “correspondence” via Edgar. For the Staff’s comments which require revised disclosure, we propose to include the revised disclosure in our annual report on Form 20-F for the fiscal year ended March 31, 2015 (the “2015 Form 20-F”). The revised disclosure in the 2015 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2015 Form 20-F.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2014 Form 20-F.

Form 20-F for the Fiscal Year Ended March 31, 2014

Our Infrastructure

Advertising, page 33

Comment 1:

We note your advertising business from digital agencies accounted for approximately 60% of your advertisement revenue during fiscal year ended March 31, 2014. To help us better understand how advertisement revenue is generated from digital agencies, please describe for us in further detail the nature and purpose of such digital agencies and how they generate advertising business and revenue for you. As part of your response, please include the underlying process(es) and parties involved, contractual terms, and business practices to the extent material for our understanding.

In response to the Staff’s comment, the Company undertakes to clarify and disclose the requested information in its future Form 20-Fs filings. Set forth is the draft disclosure as shown in the marked version below that the Company proposes to include in page 33 under Advertising in its future Form 20-Fs so long as it remains accurate and appropriate to do so.

DRAFT DISCLOSURE

In the past few years, a number of advertising agencies have been established in India to promote Internet as an advertising medium among Indian advertisers. In addition, several advertising agencies in India have expanded their operations by creating and growing their Internet / interactive advertising divisions. These agencies manage the advertisement purchases of their customers (third party advertisers) across media (TV, Print, Radio, Internet etc.) and are referred as digital agencies. We present the merits of our internet user base visiting our website www. Rediff.com to these digital agencies and attempt to be included in the internet display advertisement budget of their customers. These digital agencies place purchase orders for specific campaigns on behalf of their customers with credit terms ranging from 60 to 90 days and for period ranging up to four weeks. Our advertising business from these digital agencies accounted for approximately 60% of our advertisement revenues during fiscal year ended March 31, 2014.

Comment 2:

Additionally, please tell us if you manage advertising for third-party sites as part of your business offering. If so, please describe for us the terms of such arrangements, including how you recognize revenue (i.e. gross versus net) and the basis for your treatment.

Please be advised that the Company does not manage advertising for third party sites.

Management’s Discussion and Analysis

Current Trends and Business Outlook, page 44

Comment 3:

Please expand your discussion of the known trends and uncertainties that have had or are reasonably likely to have a material impact on your financial condition, operating performance, revenues, or income. For example, please discuss the factors to which you attribute the decline in advertising revenues in your India Online segment and whether you anticipate that this trend will continue, abate, or reverse. Please also discuss the relative mix between advertising and fee-based services in this segment. To the extent there are material differences in the cost of revenues generated from advertising compared to fee-based services, please discuss accordingly. Additionally, please clarify whether you expect that increases in cost of revenues to grow your business that you reference in the third paragraph on page 47 may represent a short-term, medium-term, or long-term trend. Please similarly discuss the factors to which you attribute the decline in advertising revenues in your U.S. Publishing segment and whether you anticipate that this trend will continue, abate, or reverse.

In response to the Staffs comments, the Company respectfully submits the following response, and undertakes to clarify and disclose the requested information on Current Trends and Business Outlook in its future Form 20-Fs filings. Set forth is the draft disclosure that the Company proposes to include in its future Form 20-Fs under Current Trends and Business Outlook, page 44 so long as it remains accurate and appropriate to do so.

Online Advertising Revenue decline and likely future trend: There are three different factors that have an influence on advertising revenues in our India Online segment. First, online display advertising (this is advertising where banner ads are shown to users who visit Rediff’s website and where Rediff gets paid for the number of times these banners are displayed to these users), like all forms of advertising is very sensitive to the economic environment particularly as it affects consumer products and services and consumer durables industries. Second, size and growth of online advertising as a category is dependent on the size and growth of the internet user base in India. Finally, the prices that Rediff gets for our display advertising inventory is dependent on Rediff’s pricing power, which in turn is dependent on our share of the internet users in India.

Taking the first factor, economic environment, the Indian government, through its Central Statistical Organization, has recently released figures for 2014 which says that while India’s GDP (at factor cost) grew 4.9% on a year-on- year basis in the first half of 2014 and 4.6% in the second half of 2014, the Manufacturing sector (which contains the consumer industries critical for advertising) grew a mere 0.1% in the first half of 2014 and actually declined 1.5% in the second half. The index of industrial production, also recently released, shows the consumer goods industries declined 18.6% in November 2014, the most recent month of 2014 for which figures are available, on a year-on-year basis.

The second driver of online advertising revenue is the size and growth of the internet user base, and a good proxy for this is the internet penetration rate. India’s internet penetration rate in 2013-14 was estimated to be in the low double digits 11%, compared to 43% for China and 23% for Indonesia according to Mary Meeker of Kleiner Perkins. This low penetration is inhibiting the shift from other media to internet as has been seen in other countries.

The third driver for the Company’s online advertising growth is Company’s share of India’s internet user base. According to ComScore, Rediff’s monthly unique users for the month of December at the end of 2013 was 13 million compared to 77 million for India which represents a 19% share, a relatively large share, which gives us a reasonable pricing power.

Taking all the above factors, Rediff has a share of a relatively small, slow-growth India user base compared with international players like Yahoo, Google, Facebook. Further there are many small Indian players including advertising networks aggressively targeting for a market share in the growing internet market these factors explain Rediff’s decline in India online advertising revenue in Fiscal year ended March 31, 2014.

Rediff does not expect these conditions to change in 2014-15. Early figures for manufacturing sector GDP growth and the Index of Industrial Production show the same trend that the Company noted above. India’s online user base as reported by ComScore for December 2014 is 83 million and Rediff’s share is 20%, a slight increase over the previous year.

Mix of advertising and fee-based services: Revenue from fee-based business accounted 23%, 32% and 39% respectively, of all revenues for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. This increasing share is due to both a year over year increase in absolute fee-based revenues, as well as an absolute decline in advertising revenue. Cost of revenue relating to advertising is largely fixed in nature. Whereas cost of revenue relating to fee-based services are significantly variable and directly linked to fee-based revenue. Presently fee-based revenues have a lower gross margin than advertising revenues, which has resulted in a decline in average gross margin for the India Online business segment from 49% in March 31, 2012, to 40% in March 31, 2013, and to 38% in March 31, 2014. The lower gross margin on account of higher variable cost of revenue for the fee-based businesses is because the fee based business are in their early stages of market adoption, and are likely to reach their optimum scale in the next two to three years.

US Publishing Business Revenue Decline: This reflects the decline in advertising revenue for India Abroad, a print newspaper, an iconic voice for the Indian American community. ..

In the United States the newspaper industry has been continuously declining since fiscal 2007. Revenue from US Publishing business has been declining coincident with the overall decline in publishing industry. However, our target audience for the newspaper is niche and Indian Diaspora and hence we expect that our revenues from publishing business will continue to remain flat in near future.

Operating Results

Fiscal Year Ended March 31, 2014 compared to Fiscal Year Ended March 31, 2013, page 46

Comment 4:

Please expand your discussion and analysis of the reasons for year-over-year changes in revenues, costs of revenues, and operating expenses for each of the India Online and U.S. Publishing segments. Please also briefly explain why foreign currency translation does not appear to materially affect cost of revenues and operating expenses in the India Online segment.

In response to the Staffs comments, the Company respectfully submits the following response:

The over-arching reason for decline in revenue both in the India Online and U.S. Publishing segments is the decline of that portion of our revenue that is termed “advertising revenues” (as distinct from “fee-based revenue” in the India Online Segment or “Subscription Revenue” in the US Publishing segment) in both segments since the financial crisis of 2007.

On the face of it, the decline of the Rupee from Rs 48per US$ in March 2012 to Rs 61 per US$ in March 2014 should have resulted in decrease in both Cost of Revenue and Operating Expenses over the 2013-2014 purely from the foreign-currency translation point of view. But, the Cost of revenue in US$ terms of $ 10.41 million, $ 9.95 million and $ 10.77 million for March 2014, 2013 and 2012, respectively, and Operating Expenses were $18.05 million,$19.57 million and $ 20.00 million for the same three years, respectively, have remained almost same over the three year period from March 2012 to March 2014 in US$ terms even though these items have in fact increased in India Rupee terms. This is because the Indian Rupee has declined from Rs 48 per US$ in March 2012, to Rs 55 per US$ in March 2013, to Rs 61per US$ in March 2014.

The cost of revenue and operational expenses in the India business segment has increased because (a) the Company is nurturing fee-based businesses which are in the developmental stage and require increasing, if modest, costs as Rediff attempts to reach scale and (b) it contains components such as the cost of maintaining server-farms and technical and editorial personnel in India, all of which are necessary to grow our user base and hence future revenues.

In response to the staff’s comment, the Company will revise the Operating Results in its future Form 20-Fs filings to expand its analysis of the reasons for year-over-year changes in Business Segments. Set forth is the draft disclosure as shown in the marked version below that the Company proposes to revise in its future Form 20-Fs so long as it remains accurate and appropriate to do so.

Fiscal Year Ended March 31, 2014 compared to Fiscal Year Ended March 31, 2013

Revenues

Total revenues for the fiscal year ended March 31, 2014 increased by 3% to US$16.1 million from US$15.7 million for the fiscal year ended March 31, 2013.

India Online business

We recognized US$13.4 million in revenues from our India Online business for the fiscal year ended March 31, 2014, as compared to US$12.5 million for the fiscal year ended March 31, 2013,an increase of US$0.9 million, or 7%, over the previous fiscal year. Our India Online business comprises of advertising business and fee-based business. Fee-based business revenues accounted for approximately 39% of total India Online business revenues. During the fiscal year ended March 31, 2014, fee-based revenue grew by 30% whereas advertising revenue declined by 4%. The advertising business is declining because of slow growth in Indian economic environment, Indian internet user base and our share in Indian internet user base.

In addition, our reported revenues in fiscal year 2014 were adversely affected by currency translation of Indian Rupee to US dollar. During the fiscal year ended March 31, 2014, the Indian rupee depreciated against the US dollar by approximately 12%. Had the exchange rate between Indian rupees and US dollars remained constant, our India Online revenues in constant currency terms for fiscal 2014 would have been approximately US$14.9 million, rather than our reported revenues of US$13.4 million, or an increase of 19% rather than our reported increase of 7%.

U.S. Publishing business

We recognized US$2.7 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2014, as compared to US$3.2 million for the fiscal year ended March 31, 2013, representing a decrease of approximately US$0.5 million, or 12%, over the previous fiscal year. The decrease in revenues was primarily due to a decrease in print revenues from our weekly newspapers “India Abroad” and “India in New York”. In the United States, the newspaper industry has been continuously declining since fiscal 2007. Our US Publishing business is also declining at a similar pace as the overall decline in publishing industry in the United States.

Cost of revenues

In the fiscal year ended March 31, 2014 and 2013, cost of revenues were US$10.4 million, or 65% of the total revenues for the fiscal year ended March 31, 2014 as compared to 64% of total revenues for the fiscal year ended March 31, 2013.

India Online business

Cost of revenues for the India online business includes Internet communication, data storage and software usage costs, the cost of content for the Rediff websites, the cost of editorial functions (including payroll costs and travel costs of staff in the editorial department), stock-based compensation costs, the direct costs of providing fee-based services such as courier charges, content cost for mobile value-added services, cost of domain registrations and the cost relates to broadcaster..

In the fiscal year ended March 31, 2014 cost of revenues for the India Online business was US $8.3 million (62% of revenue) as compared to US $7.5 million (60% of revenue) for the fiscal year ended March 31, 2013. This represents increase of US$0.8 million, or 12% over the previous fiscal year. This increase was primarily related to increase in direct costs of providing fee- based services and higher costs of buying spots from broadcaster.

Cost of revenue relating to advertising consists of mostly fixed costs in nature. Whereas cost of revenue relating to fee-based services are variable in nature and directly linked to fee-based revenue. An increase in fee-based revenue increases the corresponding cost of revenue. As fee-based revenues presently have a lower gross margin than advertising revenues, this has resulted in a decline in average gross margin for the India Online business segment from 40% in March 31, 2013 to 38% in March 31, 2014.

During the fiscal year ended March 31, 2014, the Indian rupee depreciated against the US dollar by approximately 12%. Had the exchange rate between Indian rupees and US dollars remained constant, our India Online cost of revenues in constant currency terms for fiscal 2014 would have been approximately US$9.2 million, rather than our reported cost of revenue of US$8.3 million, or an increase of 23% rather than our reported increase of 11%.

We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2015, as compared to the fiscal year ended March 31, 2014, as we expect to incur additional costs to continue to grow our business.

U.S. Publishing business

Cost of revenues for the U.S. Publishing business includes printing and circulation costs (including payroll costs) for the “India Abroad” and “India in New York” newspapers.

In the fiscal year ended March 31, 2014 cost of revenues for the U.S. Publishing business was US $2.1 million (76% of revenue) as compared to US $2.5 million (78% of revenue) for the fiscal year ended March 31, 2013. This represents a decrease of US$0.4 million, or 16% over the previous fiscal year. U.S. Publishing cost of revenue is largely fixed in nature and this small reduction was on account of saving in paper printing and mailing costs.

Operating expenses

Operating expenses include sales and marketing expenses, product development expenses, depreciation and amortization, general and administrative expenses, long-lived impairment and foreign exchange loss (gain) net.

In the fiscal year ended March 31, 2014, operating expenses were US $18.1 million as compared to US $19.6 million for the fiscal year ended March 31, 2013. This represents decrease of US$0.5 million, or 8% over the previous fiscal year.

During the fiscal year ended March 31, 2014, the Indian rupee depreciated against the US dollar by approximately 12%. Had the exchange rate between the Indian rupee and the US dollar remained constant, our India Online cost of revenues in constant currency terms for fiscal 2014 would have been approximately US$20.1 million, rather than our reported cost of revenue of US$19.6 million, or an increase of 3% rather than our reported decrease of 8%.

Notes to the financial statements

2. Significant accounting policies

(e) Revenue recognition, page F-9

Comment 5:

We note your disclosure that advertisement and sponsorship income is derived from customers who advertise on your website or from targeted advertisement, including direct links from your website, targeted emails to Rediffmail subscribers and advertising slots to regional advertisers. In this regard, please explain to us in greater detail the nature of advertising slots to regional advertisers and how the related revenue is generated. Additionally, please describe for us under each type of on-line advertising arrangement whether the agreed upon deliverable(s) to customers represent actual advertising space or a service.

In response to the Staffs comments, the Company respectfully submits the following response:

By “advertising slots to regional advertisers” the Company is referring to, for example, US-based ad networks or direct clients who wish to target users on our site who reside in the US. Their ads are then displayed only to those regional users of our site. Rediff has a similar arrangement with ad networks who are interested in our users in Singapore or in the Middle East. The arrangements Rediff has with them are similar to the ones Rediff has with India-based Advertising agencies and direct clients: Rediff quotes its prices either on a cost-per-impression viewed or cost-per-click. The ad network or direct advertisers places a purchase order on us and Rediff bills them when Rediff completes executing the campaign.

“Advertising slots to regional advertisers” also includes target advertising for advertisers who want to reach out to a niche customer segment by choosing to advertise in a particular city. Rediff has developed a tool using software programs (referred in 20-F as Vubites) that enables local businesses to advertise on national TV channels within their city. Rediff plans and buys television time from the national TV channel broadcasters to match the geographical and socioeconomic profile of regional based customers and by using technology insert TV ads at the city level to display advertisements at specific city to reach their target audiences. Revenue from such display of such advertisement are recognized once the advertisement is broadcasted at the contracted city level.

The Company respectfully submits to the Staff that Rediff is responsible for creating the advertisement campaign, placing the campaign on its website, and using its technology to deliver the campaign. The deliverables represent display of advertisement space in the form of web banner advertisements on our own website or advertisement broadcast on TV. Rediff does not provide any services to place customer advertisements on third party websites.

Comment 6:

On a related matter, please tell us and revise your policy footnote to include how you account for your on-line advertising revenue arrangements in accordance with ASC 605-45. As part of your response, please provide us with your analysis of the factors included within ASC 605-45-45 in determining the appropriate accounting treatment.

Please see response to comment 7 below.

Comment 7:

We note from your revenue recognition footnote that advertising revenue is generally recognized on a ratable basis over the period in which the advertisement is displayed. Please tell us why you believe recognizing revenue on a ratable basis is appropriate rather than by impression or number of clicks, and provide us with the basis for your conclusion. As part of your response tell us the average period over which your arrangements are recognized and whether they lap over fiscal periods.

To provide for a better understanding, we have combined our responses to the Staffs comment 6 and comment 7. The Company respectfully submits the following responses for comment 6 and comment 7 below:

Rediff’s online advertising revenue includes display advertising (e.g., Web banner advertising), performance-based advertising, target advertising through broadcasting, e-mail and text link campaigns, and sponsor link advertising on its own website Rediff.com.

The Company’s India Online advertising revenue includes revenue from following categories:

a.	Revenue from online display advertisement is recognized on delivery over the contractual period of advertisement, commencing when the advertisement is placed on the website which includes:

•	Web banner advertisements for which Rediff gets paid based on the number of times the banner is displayed on our website. Revenue from display of such banner advertisements are recognized on delivery of impressions or clicks. Impressions are delivered when a sold advertisement appears in pages viewed by users. Clicks are delivered when a user clicks on the advertisement. Arrangements for these services generally have terms ranging from 1 day to four weeks.

•	Web banner advertisements for which Rediff gets paid based on each valid lead generated. Revenue from lead based banner advertisement displayed on our website is recognized when a valid lead is generated by the users. A valid lead is generated when the user viewing the advertisement submits the required information on the banner displayed.

b.	Sending advertisement emails to our user base for which Rediff gets paid when the advertisement emails are sent. Revenue is recognized upon delivery of the emails to Rediffmail subscribers.

c.	Sending emails of advertisers’ text based link to our user base for which Rediff gets paid based on number of clicks by the user on the text based link provided in the email. Revenue is recognized based on the number of clicks generated through the test based links by Rediffmail subscribers.

d.	Sponsor link - sponsor buttons are placed in specific areas of the Company’s website, which generally provide users with direct links to advertiser’s websites. Rediff gets paid for the duration of sponsor link appearing on our website. Revenue from providing a sponsor link on our website is recognized ratably over the period in which the sponsor link is displayed on our website as there are no obligations on the Company for a minimum number of impressions or clicks generated by the users. The Contractual period for such display ranges from 3 days to 2 weeks.

The sponsorship income deferred on account of ratable basis (i.e. on a time-period) for the fiscal year ended March 31, 2014, 2013 and 2012 was less than one percent of the advertising revenues of those respective years.

Our revenue contracts are with direct advertisers and digital agencies. As mentioned in our response to comment number 1, the digital agencies interact closely with their customers (third party advertisers) to develop the strategy and scope of an advertisement campaign. The digital agencies enter into agreements with Rediff to run the digital campaign for third party advertisers on Rediff.com website. These digital agencies are not agents of Rediff as they are appointed by the third party advertisers in managing their media purchases, and have considerable latitude in determining which publishers will run the advertisement campaign.

Rediff negotiates the pricing with these digital agencies for the banner ads, mailers and other advertising products, and based on the agreed contracted rates and impressions for specific campaigns and for specific periods, Rediff runs the advertisement campaign on its website. Rediff does not have any arrangements with third-party entities for integrating the Company’s advertising offerings into their websites.

Rediff recognizes online advertisement revenue on the gross amount billed to its customers (direct advertisers and digital agencies) because it has earned revenue as a principal. Rediff has examined the following factors in accordance with ASC 605-45-45 and has come to the conclusion that Rediff is a principal and not an agent in our India Online advertising revenues:

1.	Primary Obligor - Rediff does not place customer’s order on any third-party websites. The online advertisement revenues are from providing services through its own website “www.rediff.com”. Rediff is responsible for fulfillment of the contract which includes creating the advertisement campaign, placing the campaign on its website, and using its technology to deliver the campaign. Rediff has the risk of loss if the banner ads or mail shot does not appear as defined in the purchase order.

2.	General Inventory Risk – Based on the purchase orders from the digital agencies and direct advertisers, Rediff displays the web banner on its website for the contracted campaign. Rediff controls the advertisement space on its website, and bears the risk of unsold advertisement space.

3.	Latitude in Establishing Price - Rediff has complete latitude in negotiating the price with its customers including the digital agencies.

4.	Credit Risk – Rediff assumes credit risk for the amount billed to its customer. Rediff does not assume any credit risk on the third party advertisers who are customers of digital agencies.

In response to the Staff’s comment 6 and comment 7, the Company advises that in future Form 20-Fs filings we will revise our disclosure on page F-9 for India Online business as shown in the marked version below, so long as it remains accurate and appropriate to do so.

Revenue from display advertisement are recognized as impressions of or clicks on display advertisements are delivered or broadcast. Impressions are delivered when a sold advertisement appears in pages viewed by users. Clicks are delivered when a user clicks on the advertisement. Revenues are also derived from sponsor links placed in specific areas of the Company’s website, which generally provide users with direct links to sponsor websites. Revenue from sponsor link is recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company’s website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of mail shots to its users on behalf of advertisers and such revenues are recognized on delivery. We report our online advertisement revenues on a gross basis principally because we are the primary obligor to our advertisers.

Company Acknowledgment

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any remaining questions or comments relating to the above, please contact the undersigned. Thank you very much for your consideration of this matter.

Yours Sincerely

/s/Swasti Bhowmick

Chief Financial Officer

Rediff.com India Limited